King & Spalding LLP 1180 Peachtree Street N.E. Atlanta, GA 30309-3521 www.kslaw.com

Kevin E. Manz kmanz@kslaw.com T 212.556.2133 F 212.556.2222

November 16, 2022

Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, NE
Washington, DC 20549

Attn:	Ruairi Regan Jeffrey Gabor

Re:	HCM Acquisition Corp Preliminary Proxy Statement on Schedule 14A Filed November 9, 2022 File No. 001-41241

Ladies and Gentlemen:

This letter responds to the comment letter (the “Comment Letter”) of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”), dated November 15, 2022, to Mr. James Bond, President and Chief Financial Officer of HCM Acquisition Corp (“HCM” or the “Company”) regarding the Preliminary Proxy Statement on Schedule 14A filed on November 9, 2022 (the “Preliminary Proxy”).

This letter sets forth each comment of the Staff in the Comment Letter and, following the comment, sets forth the Company’s response.

Preliminary Proxy Statement on Schedule 14A

General

1.
With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

November 16, 2022
Page Two

The Company respectfully acknowledges the Staff’s comment and submits that HCM Investor Holdings, LLC (the “HCM Sponsor”) is a Delaware limited liability company with a principal place of business in Connecticut. Further, the managing member of the HCM Sponsor is Shawn Matthews, a U.S. person and resident of Connecticut. Additionally, to the best of the Company’s knowledge, all directors and officers of HCM are U.S. persons. As such the Company advises the Staff that the HCM Sponsor is not, is not controlled by, and does not have substantial ties with a non-U.S. person.

November 16, 2022
Page Three

The Company and its management acknowledge they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please do not hesitate to contact Kevin E. Manz, Esq. at (212) 556-2133 if you have any questions regarding this letter.

Very truly yours,

/s/ King & Spalding LLP

King & Spalding LLP

Kevin E. Manz
Partner